UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2024

TechTarget, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-33472	04-3483216
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Grove Street, Newton, MA	02466
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 431-9200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 per value per share	TTGT	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on January 10, 2024, TechTarget, Inc. (“TechTarget”), Toro CombineCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TechTarget (“CombineCo”), Toro Acquisition Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CombineCo (“Merger Sub”), Informa PLC, a public limited company organized under the laws of England and Wales (“Informa”), Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Informa (“Ivory HoldCo”), and Informa Intrepid Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ivory HoldCo (“Informa Intrepid”), entered into an Agreement and Plan of Merger (the “Transaction Agreement”) pursuant to which, among other things, (i) Ivory HoldCo will contribute all of the issued and outstanding shares of capital stock of Informa Intrepid, plus $350 million in cash to CombineCo in exchange for CombineCo common stock, (ii) Merger Sub will merge with and into TechTarget, with TechTarget surviving the merger and becoming a direct wholly owned subsidiary of CombineCo (the “Merger”) and (iii) as a result of the Merger, each issued and outstanding share of TechTarget’s common stock will be converted (subject to certain exceptions) into the right to receive one share of CombineCo common stock and a pro rata share of an amount in cash equal to $350 million, which per share cash consideration amount is currently estimated to be approximately $11.71 per share of TechTarget common stock (collectively, and together with all the other transactions contemplated by the Transaction Agreement, the “proposed transaction”).

In connection with the proposed transaction, CombineCo filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-280529) (the “Registration Statement”) containing a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2024, and the Proxy Statement/Prospectus was first mailed to TechTarget’s stockholders on or about October 25, 2024.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

TechTarget and CombineCo believe that no further disclosure is required to supplement the Proxy Statement/Prospectus under applicable law. However, TechTarget and the members of the TechTarget board of directors are named as defendants in lawsuits challenging the Merger. The first suit was filed on November 6, 2024 in the Supreme Court of the State of New York and is captioned Catherine Coffman v. TechTarget, Inc. et al., 655891/2024 (the “Coffman Complaint”). The second suit was filed on November 7, 2024 in the Supreme Court of the State of New York and is captioned Susan Finger v. TechTarget, Inc. et al., 655885/2024 (the “Finger Complaint” and together with the Coffman Complaint, the “Complaints”).

In addition to the Complaints, TechTarget has also received correspondence from law firms claiming to represent purported stockholders of TechTarget, who have threatened litigation, and have made other demands relating to the proposed transaction, including that additional disclosures be provided in the Proxy Statement/Prospectus (collectively with the Complaints, the “Litigation Matters”). Neither TechTarget nor CombineCo can predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any such litigation relating to the proposed transaction. If additional similar complaints are filed or additional demands are received, absent new or materially different allegations, neither TechTarget nor CombineCo intend to disclose them.

TechTarget, CombineCo and the other named defendants in the Complaints deny that they have violated any laws or breached any duties to TechTarget’s stockholders, and TechTarget and CombineCo deny all allegations in the Litigation Matters. TechTarget and CombineCo believe that no supplemental disclosure to the Proxy Statement/Prospectus was or is required under any applicable law, rule or regulation. However, solely to eliminate the burden and expense of litigation, to moot plaintiffs’ disclosure claims, and to avoid potential delay or disruption to the proposed transaction, TechTarget and CombineCo have determined to voluntarily supplement the Proxy Statement/Prospectus with the below disclosures. TechTarget and CombineCo believe that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and nothing in the below supplemental disclosure or otherwise shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

TechTarget and CombineCo are supplementing the Proxy Statement/Prospectus with certain additional information set forth below (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus. The information contained herein speaks only as of November 15, 2024, unless the information indicates another date applies. For clarity, new text within restated paragraphs from the Proxy Statement/Prospectus is indicated below by bold underlined text and deleted text within restated paragraphs from the Proxy Statement/Prospectus is indicated below by ~~strikethrough text~~.

The Supplemental Disclosures are as follows:

Background of the Transaction

Under the heading “Background of the Transaction” the last paragraph on page 105 is hereby amended and restated as follows:

On November 3, 2023, Messrs. Strakosch, Cotoia, and Hawk from TechTarget and Messrs. Carter, Roth and Nugent, Gareth Wright (Chief Financial Officer) and Richard Menzies-Gow (Director of Investor Relations, Corporate Communications & Brand) from Informa met in person to discuss TechTarget’s November 1st letter. At that meeting, TechTarget management shared its thoughts on specific areas of potential value creation that were identified in its review of the Informa businesses. Informa management shared that it was not yet authorized by its board of directors to respond formally to TechTarget’s November 1st letter but indicated that there seemed to be a basis for moving the discussion forward and that it was working with its advisors and board of directors on a response, which it expected to deliver in short order. Informa management identified some preliminary governance considerations that would need to be discussed by the parties in more detail if the proposed transaction moved forward, including the potential for co-CEOs, and TechTarget management responded that it would not discuss those items until the material financial terms of the transaction were agreed upon.

Under the heading “Background of the Transaction” the fifth full paragraph on page 112 is hereby amended and restated as follows:

On December 22, 2023, Mr. Hawk sent an email to Mr. Roth outlining the key open issues on the Transaction Agreement and TechTarget’s proposals to resolve such issues, which issues were subsequently discussed via teleconference between Mr. Hawk and Stuart Poyser, Group Director of Corporate Development of Informa, on December 26, 2023. Also on December 22, 2023, Messrs. Cotoia and Carter discussed the benefits of having a single CEO for the combined business, Mr. Nugent, while having Mr. Cotoia act as a special advisor to help Mr. Nugent with his transition to the CEO role. On December 27, 2023, Mr. Cotoia held discussions with other members of the TechTarget Board regarding the NewCo Board structure. Each of Robert D. Burke, Bruce Levenson, and Roger M. Marino expressed their view that the closing of the Transactions was an appropriate time to transition off the Board given their long-standing service. When Mr. Cotoia spoke with Perfecto Sanchez and Christina G. Van Houten they both expressed their desire to continue to serve as directors.

Under the heading “Background of the Transaction” the final full paragraph on page 115, is hereby amended and restated as follows:

On January 10, 2024, shortly after market close, the TechTarget Board held a special meeting to discuss the proposed transaction. Also present were members of TechTarget management and representatives of J.P. Morgan, BrightTower and WilmerHale. Representatives of WilmerHale provided an update on the Transaction Agreement and other transaction documents, and noted that there had been no significant changes to the transaction documents and no material updates to the due diligence findings since the prior Board meeting. Representatives of J.P. Morgan reviewed with the TechTarget Board its analysis of the financial terms of the proposed transaction, which were substantially the same as the analyses discussed at the previous Board meeting, subject to immaterial revisions to reflect the previous day’s market information. After J.P. Morgan’s presentation, representatives of J.P. Morgan rendered to the TechTarget Board an oral opinion, which was subsequently confirmed by delivery of a written opinion to the TechTarget Board dated January 10, 2024 (a copy of which is attached as Annex B to this combined proxy statement/prospectus), that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be received by the holders of TechTarget common stock in the proposed transaction is fair, from a financial point of view, to such holders. BrightTower was not asked to, and did not, render a fairness opinion in connection with the Transaction. The TechTarget Board then unanimously adopted resolutions (i) determining that the Transaction Agreement and the transactions contemplated thereby, including without limitation the Merger, are advisable, fair to and in the best interests of TechTarget and its stockholders, (ii) adopting and approving the Transaction Agreement and the transactions contemplated thereby, and (iii) directing that the Transaction Agreement be submitted to the stockholders of TechTarget for their adoption and recommending that all of TechTarget’s stockholders adopt the Transaction Agreement in accordance with applicable law. For a detailed discussion of J.P. Morgan’s opinion, please see below under “—Opinion of TechTarget’s Financial Advisor.”

Projected Financial Data

Under the heading “Projected Financial Data” the table and footnotes that appear beginning on page 124 and titled “Initial TechTarget Forecasts” are hereby amended and restated as follows:

Initial TechTarget Forecasts(1)
	2023E	2024E	2025E	2026E	2027E
Revenue(2)	$227,944	$257,707	$310,608	$370,332	$433,116
Cost of Revenue	$(68,288)	$(68,957)	$(75,486)	$(87,559)	$(98,721)
Gross Profit	$159,656	$188,750	$235,122	$282,773	$334,395
Operating Expenses	$(135,298)	$(150,217)	$(164,198)	$(180,117)	$(195,528)
EBIT(3)	$24,358	$38,533	$70,925	$102,656	$138,866
Stock-Based Compensation	$25,000	$28,264	$34,066	$40,617	$47,503
Depreciation and Amortization	$20,426	$24,128	$25,593	$26,861	$26,927
Adjusted EBITDA(4)(5)	$69,784	$90,926	$130,584	$170,133	$213,296
Stock-Based Compensation Expenses	$(25,000)	$(28,264)	$(34,066)	$(40,617)	$(47,503)
Cash Taxes	$(8,200)	$(10,574)	$(19,532)	$(31,016)	$(43,945)
Capital Expenditures	$(13,896)	$(14,850)	$(15,860))	$(16,947)	$(18,175)
Change in Net Working Capital	$(5,564)	$(6,572)	$(7,507)	$(7,698)	—
Unlevered Free Cash Flow (for DCF valuation purposes, burdened by stock-based compensation expenses (6)	$17,124	$30,666	$53,619	$73,855	$95,909

(1)	All figures in U.S. dollars in thousands.

(2)

TechTarget management forecasted segment level revenue for Demand Generation, Content Enablement, Priority Engine, Brand Solutions and Channel based on assumptions for growth in total spenders and average spend per customer for each product, each reflecting estimated growth in accordance with expected market conditions, industry dynamics and knowledge of the addressable customer base. Such factors over a multi-year period are inherently challenging to forecast, accordingly the TechTarget Forecasts reflect TechTarget management’s best estimates on a risk adjusted basis using reasonable assumptions for the foregoing inputs, resulting in the aggregate an implied revenue growth of (23)% in 2023, 13% in 2024, 21% in 2025, 19% in 2026 and 17% in 2027.

(3)	EBIT is a non-GAAP measure. EBIT is calculated as revenue minus cost of revenue and operating expenses.
(4)

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings before net interest, other income and expense such as asset impairment (including expenses related to the induced conversion of the TechTarget convertible notes), income taxes, depreciation and amortization, as further adjusted to include the impact of the fair value adjustments to contingent consideration and acquired unearned revenue and to exclude stock-based compensation and one-time charges, such as costs related to mergers, acquisitions or reduction in forces expenses, if any.

(5)

TechTarget management forecasted total EBITDA projecting individual cost line items based on margin of revenue, growth in personnel and inflation, as appropriate for each cost item, including cost of revenues, operating expenses, depreciation and amortization. The bottoms-up forecasts for revenue and costs yield, in the aggregate, an implied EBITDA growth of (43)% in 2023, 30% in 2024, 44% in 2025, 30% in 2026 and 25% in 2027. Such factors over a multi-year period are inherently challenging to forecast, accordingly the TechTarget Forecasts reflect TechTarget management’s best estimates on a risk-adjusted basis using reasonable assumptions for the foregoing inputs.

(6)

Unlevered Free Cash Flow is a non-GAAP measure. Calculated as Adjusted EBITDA less stock-based compensation, cash taxes, capital expenditures and increases in aggregate net working capital balances, as provided by TechTarget management.

Under the heading “Projected Financial Data” the table and footnotes that appear on page 125 and titled “Final TechTarget Forecasts and Extrapolations” are hereby amended and restated as follows:

Final TechTarget Forecasts and Extrapolations(1)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue (2)	$229,807	$234,971	$267,642	$319,606	$377,719	$435,306	$488,891	$534,715	$569,132	$589,052
Cost of Revenue	$(71,194)	$(69,330)	$(73,681)	$(84,549)	$(95,067)	$(109,561)	$(123,047)	$(134,581)	$(143,243)	$(148,257)
Gross Profit	$158,613	$165,640	$193,961	$235,057	$282,652	$325,745	$365,843	$400,134	$425,889	$440,795
Operating Expenses	$(157,417)	$(138,520)	$(152,515)	$(170,117)	$(180,531)	$(199,429)	$(216,720)	$(231,314)	$(242,223)	$(248,687)
EBIT (3)	$1,196	$27,121	$41,445	$64,940	$102,121	$126,317	$149,124	$168,820	$183,666	$192,108
Stock-Based Compensation (4)	$48,000	$22,000	$28,983	$37,880	$40,153	$42,562	$45,116	$47,823	$50,692	$53,734
Depreciation and Amortization	$20,870	$24,128	$25,593	$26,861	$26,927	$29,116	$30,547	$31,057	$30,550	$29,026
Adjusted EBITDA (5)(6)	$70,066	$73,249	$96,021	$129,681	$169,201	$197,995	$224,787	$247,699	$264,908	$274,868
Stock-Based Compensation Expenses	$(48,000)	$(22,000)	$(28,983)	$(37,880)	$(40,153)	$(42,562)	$(45,116)	$(47,823)	$(50,692)	$(53,734)
Cash Taxes	$(8,200)	$(12,000)	$(16,000)	$(24,000)	$(33,000)	$(45,597)	$(52,445)	$(58,494)	$(63,277)	$(66,377)
Capital Expenditures	$(14,128)	$(15,602)	$(16,632)	$(17,742)	$(18,992)	$(21,888)	$(24,582)	$(26,886)	$(28,617)	$(29,618)
Change in Net Working Capital	$(4,634)	$(3,399)	$(3,848)	$(6,147)	$(7,113)	$(5,639)	$(3,935)	$(2,244)	$(843)	$0
Unlevered Free Cash Flow (for DCF valuation purposes, burdened by stock-based compensation expenses)(7)	$(4,896)	$20,248	$30,558	$43,911	$69,943	$82,309	$98,709	$112,253	$121,480	$125,138

(1)	All figures in U.S. dollars in thousands.

(2)

TechTarget management applied the same methodology described above in relation to the Initial Tech Target Forecast of revenue, resulting in aggregate growth rates of (23%) in 2023, 2% in 2024, 14% in 2025, 19% in 2026 and 18% in 2027. For the Extrapolations, TechTarget management applied simple growth rates to total revenues from 2028 through 2032.

(3)	EBIT is a non-GAAP measure. EBIT is calculated as revenue minus cost of revenue and operating expenses.
(4)	Share-based compensation projections reflect expected economic impact vs. accounting impact, except for 2023E.
(5)

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings before net interest, other income and expense such as asset impairment (including expenses related to the induced conversion of the TechTarget convertible notes), income taxes, depreciation and amortization, as further adjusted to include the impact of the fair value adjustments to contingent consideration and acquired unearned revenue and to exclude stock-based compensation and one-time charges, such as costs related to mergers, acquisitions or reduction in forces expenses, if any.

(6)

TechTarget management applied the same methodology described above in relation to the Initial Tech Target Forecast of Adjusted EBITDA, resulting in aggregate growth rates of (43%) in 2023, 5% in 2024, 31% in 2025, 35% in 2026 and 30% in 2027. TechTarget management applied a simple margin of revenue to extrapolate Adjusted EBITDA from 2028 through 2032.

(7)

Unlevered Free Cash Flow is a non-GAAP measure. Calculated as Adjusted EBITDA less stock-based compensation, cash taxes, capital expenditures and increases in aggregate net working capital balances, as provided by TechTarget management.

Under the heading “Projected Financial Data” the table and footnotes that appear beginning on page 126 and titled “Informa Tech Digital Businesses Forecasts and Extrapolations” are hereby amended and restated as follows:

Informa Tech Digital Businesses Forecasts and Extrapolations(1)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue(2)	$261,334	$277,662	$310,185	$355,057	$390,563	$421,808	$447,116	$465,001	$481,276	$498,121
Cost of Revenue	$(128,177)	$(130,889)	$(140,953)	$(154,753)	$(170,228)	$(183,847)	$(194,877)	$(202,672)	$(209,766)	$(217,108)
Gross Profit	$133,157	$146,773	$169,233	$200,304	$220,334	$237,961	$252,239	$262,328	$271,510	$281,013
Operating Expenses	$(97,222)	$(101,063)	$(110,316)	$(121,544)	$(134,502)	$(143,108)	$(149,410)	$(153,012)	$(155,909)	$(158,821)
EBIT(3)	$35,935	$45,709	$58,917	$78,760	$85,832	$94,853	$102,829	$109,317	$115,601	$122,192
Stock-Based Compensation	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Depreciation and Amortization	$4,089	$4,706	$5,412	$6,224	$9,645	$10,417	$11,042	$11,483	$11,885	$12,301
Adjusted EBITDA (4)(5)	$40,024	$50,415	$64,329	$84,984	$95,477	$105,270	$113,870	$120,800	$127,486	$134,493
Stock-Based Compensation Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cash Taxes	$(9,702)	$(12,341)	$(15,908)	$(21,265)	$(23,175)	$(25,610)	$(27,764)	$(29,516)	$(31,212)	$(32,992)
Capital Expenditures	$(6,585)	$(6,997)	$(7,816)	$(8,947)	$(9,842)	$(10,629)	$(11,267)	$(11,718)	$(12,128)	$(12,552)
Change in Net Working Capital	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Unlevered Free Cash Flow (for DCF valuation purposes, burdened by stock-based compensation expenses)(6)	$23,736	$31,077	$40,605	$54,772	$62,461	$69,030	$74,839	$79,567	$84,146	$88,949

(1)	All figures in U.S. dollars in thousands.
(2)

Informa management forecasted segment level revenue for Omdia, Wards, Canalys, Industry Dive, NetLine and the specialist digital media brands based on assumptions for each business reflecting estimated growth in accordance with expected market conditions, industry dynamics and knowledge of the addressable customer base. Such factors over a multi-year period are inherently challenging to forecast, accordingly the Informa Tech Digital Businesses Forecasts reflect Informa management’s best estimates on a risk-adjusted basis using reasonable assumptions for the foregoing inputs, resulting in the aggregate an implied revenue growth of (5%) in 2023, 6% in 2024, 12% in 2025 and 14% in 2026.

(3)	EBIT is a non-GAAP measure. EBIT is calculated as revenue minus cost of revenue and operating expenses.
(4)

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings before net interest, other income and expense such as asset impairment, income taxes, depreciation and amortization, as further adjusted to include the impact of the fair value adjustments to contingent consideration and acquired unearned revenue and to exclude stock-based compensation and one-time charges, such as costs related to mergers, acquisitions or reduction in forces expenses, if any.

(5)

Informa management forecasted total EBITDA projecting individual cost line items as appropriate for each cost item, across both direct and indirect costs. The bottoms-up forecasts for revenue and costs yield, in the aggregate, an implied EBITDA growth of (37%) in 2023, 26% in 2024, 28% in 2025, and 32% in 2026. Such factors over a multi-year period are inherently challenging to forecast, accordingly the Informa Tech Digital Businesses Forecasts reflect Informa management’s best estimates on a risk-adjusted basis using reasonable assumptions for the foregoing inputs.

(6)

Unlevered Free Cash Flow is a non-GAAP measure. Calculated as Adjusted EBITDA less stock-based compensation, cash taxes, capital expenditures and increases in aggregate net working capital balances, as provided by TechTarget management.

(**)

TechTarget management and Informa management made certain adjustments to the forecasts for the Informa Tech Digital Businesses following the preparation of the Informa Tech Digital Businesses Forecasts that were provided to J.P. Morgan for use in its financial analyses and rendering of the fairness opinion. The adjustments to the Informa Tech Digital Businesses Forecasts were not material, were not provided to the TechTarget Board or to J.P. Morgan prior to the rendering of its fairness opinion and were not used by J.P. Morgan in its analyses, but are nevertheless provided herein for informational purposes only. The adjustments reflected the following: (i) 2024 Estimated Revenue: $277,673; 2025 Estimated Revenue: $310,078; 2026 Estimated Revenue: $354,744; (ii) 2024 Estimated Adjusted EBITDA: $50,424; 2025 Estimated Adjusted EBITDA: $64,247; 2026 Estimated Adjusted EBITDA: $84,878; and (iii) as calculated by J.P. Morgan based on the foregoing, 2024 Estimated Unlevered Free Cash Flow: $30,955; 2025 Estimated Unlevered Free Cash Flow: $40,405; 2026 Estimated Unlevered Free Cash Flow: $54,539.

Under the heading “Projected Financial Data” the table and footnotes that appear on page 129 are hereby amended and restated as follows:

	Pro Forma Forecasts(1)(**)
	2023E	2024E	2025E	2026E
Revenue	$491,140	$509,091	$585,333	$694,827
Cost of Revenue	$(199,370)	$(197,006)	$(206,201)	$(231,180)
Gross Profit	$291,770	$312,086	$379,132	$463,647
Operating Expenses excl. Stock-Based Compensation	$(206,639)	$(215,711)	$(223,361)	$(236,957)
EBIT(2)	$85,131	$96,375	$155,771	$226,690
Depreciation and Amortization Add-Back to EBIT	$24,959	$28,834	$31,005	$33,085
Adjusted EBITDA(3)	$110,090	$125,209	$186,776	$259,775

(1)	All figures in U.S. dollars in thousands. Figures shown assume synergy realization beginning on January 1, 2024 for illustrative purposes.
(2)	EBIT is a non-GAAP measure. EBIT is calculated as revenue minus cost of revenue and operating expenses.
(3)

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings before net interest, other income and expense such as asset impairment (including expenses related to the induced conversion of the TechTarget convertible notes), income taxes, depreciation and amortization, as further adjusted to include the impact of the fair value adjustments to contingent consideration and acquired unearned revenue and to exclude stock-based compensation and one-time charges, such as costs related to mergers, acquisitions or reduction in forces expenses, if any.

(**)

TechTarget’s management and Informa management made certain adjustments to the Pro Forma Forecasts following the preparation of the Pro Forma Forecasts that were provided to J.P. Morgan for use in its financial analyses and rendering of the fairness opinion. The adjustments to the Pro Forma Forecasts were not material, were not provided to the TechTarget Board or to J.P. Morgan prior to the rendering of its fairness opinion and were not used by J.P. Morgan in its analyses, but are nevertheless provided herein for informational purposes only. The adjustments reflected the following: (i) 2024 Estimated Revenue: $509,103; 2025 Estimated Revenue: $586,149; 2026 Estimated Revenue: $696,349; and (ii) 2024 Estimated Adjusted EBITDA: $125,217; 2025 Estimated Adjusted EBITDA; $186,652; 2026 Estimated Adjusted EBITDA: $259,566.

Opinion of TechTarget’s Financial Advisor

Under the heading “TechTarget Financial Analyses” the subsection beginning on page 132 with the subheading “Public Trading Multiples” is hereby amended and restated as follows:

Using publicly available information, J.P. Morgan compared selected financial data of TechTarget with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by TechTarget.

The companies selected by J.P. Morgan were:

•	Gartner, Inc.

•	Definitive Healthcare Corporation

•	ZoomInfo Technologies, Inc.

•	Informa PLC

•	Ziff Davis, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TechTarget. However, certain of these companies may have characteristics that are materially different from those of TechTarget. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect TechTarget.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratios of the company’s firm value (“FV”) to the consensus equity research analyst estimates for the company’s adjusted earnings before interest, taxes, depreciation and amortization and stock based compensation (“Adj. EBITDA”) for the year ending December 31, 2024 (the “FV/2024E Adj. EBITDA”).

The FV/2024E Adj. EBITDA for the companies selected by J.P. Morgan were as follows:

FV / 2024E Adj. EBITDA Multiple
Gartner, Inc.	23.6x
Definitive Healthcare Corporation	13.4x
ZoomInfo Technologies, Inc.	13.4x
Informa PLC	11.5x
Ziff Davis, Inc.	6.0x

Based on the results of this analysis, J.P. Morgan selected a reference range of 11.5x – 16.0x for FV/2024E Adj. EBITDA for TechTarget. After applying such ranges to the projected Adj. EBITDA for TechTarget for the twelve-month period ending December 31, 2024, as set forth in the TechTarget Forecasts, the analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.25) for TechTarget common stock:

	Implied Per Share Equity Value
	Low	High
TechTarget FV/2024E Adj. EBITDA	$25.00	$36.00

The ranges of implied per share equity values for TechTarget common stock were compared to the closing share price of TechTarget common stock of $34.85 on January 9, 2024, the trading day immediately preceding the date on which J.P. Morgan rendered its opinion.

Under the heading “TechTarget Financial Analyses” the subsection beginning on page 133 with the subheading “Selected Transaction Analysis” is hereby amended and restated as follows:

Using publicly available information, J.P. Morgan reviewed selected transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to TechTarget (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which TechTarget operates. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquirer	Announcement Date
Madison Logic, Inc.	BC Partners LLP	December 29, 2022
Industry Dive, Inc.	Informa PLC	July 19, 2022
International Data Group, Inc.	Blackstone Inc.	June 3, 2021
The Dun & Bradstreet Corporation	Cannae Holdings, Inc., CC Capital Partners, LLC, Thomas H. Lee Partners L.P.	August 8, 2018

None of the selected transactions reviewed was identical to the Transactions. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the Transactions.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV in the relevant transaction to the target company’s estimated Adj. EBITDA for the twelve months immediately following the announcement of the applicable transaction (the “FV / NTM Adj. EBITDA Multiple”). The FV / NTM Adj. EBITDA Multiple for each transaction were as follows:

Target	Acquirer	Announcement Date	FV / NTM Adj. EBITDA Multiple
Madison Logic, Inc.	BC Partners LLP	December 29, 2022	11.5x
Industry Dive, Inc.	Informa PLC	July 19, 2022	15.4x	*
International Data Group, Inc.	Blackstone Inc.	June 3, 2021	N/A
The Dun & Bradstreet Corporation	Cannae Holdings, Inc., CC Capital Partners, LLC, Thomas H. Lee Partners L.P.	August 8, 2018	13.9x

*	Based on publicly available data for Industry Dive, Inc. Adj. EBITDA for calendar year 2022.

J.P. Morgan applied a range of multiples derived from such analysis ranging from 11.5x to 15.5x for FV/~~2024E~~ NTM Adj. EBITDA for TechTarget. After applying such ranges to the projected Adj. EBITDA for TechTarget for the twelve-month period ending December 31, 2024, as set forth in the TechTarget Forecasts, the analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.25) for TechTarget common stock:

	Implied Per Share Equity Value
	Low	High
TechTarget FV/2024E Adj. EBITDA	$25.00	$34.75

The ranges of implied per share equity values for TechTarget common stock were compared to the closing share price of TechTarget common stock of $34.85 on January 9, 2024, the trading day immediately preceding the date on which J.P. Morgan rendered its opinion.

Under the heading “TechTarget Financial Analyses” the subsection beginning on page 133 with the subheading “Discounted Cash Flow Analysis” is hereby amended and restated as follows:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for TechTarget common stock. J.P. Morgan calculated the unlevered free cash flows that TechTarget is expected to generate during the period from January 1, 2024 through December 31, 2032 (as set forth in the TechTarget Forecasts described in the section entitled “Projected Financial Data” which were discussed with, and approved by, the TechTarget Board for use by J.P. Morgan in connection with its financial analyses). J.P.

Morgan also calculated a range of terminal values for TechTarget at the end of this period by applying perpetual growth rates ranging from 3.0% to 4.0%, to estimates of the revenue of TechTarget during the fiscal year 2032, as provided in the TechTarget Forecasts. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2023 using discount rates ranging from 11.25% to 12.25%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of TechTarget. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting the net debt for TechTarget of approximately $91 million as of December 31, 2023, as provided by TechTarget’s management.

Based on the foregoing, this analysis indicated the following range of implied per share equity value for TechTarget common stock (rounded to the nearest $0.25):

	Implied Per Share Equity Value
	Low	High
TechTarget Discounted Cash Flow	$26.75	$34.25

The ranges of implied per share equity values for TechTarget common stock were compared to the closing share price of TechTarget common stock of $34.85 on January 9, 2024, the trading day immediately preceding the date on which J.P. Morgan rendered its opinion.

Under the heading “Informa Tech Digital Businesses Financial Analyses” the subsection on page 134 with the subheading “Public Trading Multiples” is hereby amended and restated as follows:

Using publicly available information, J.P. Morgan compared selected financial data of the Informa Tech Digital Businesses with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by the Informa Tech Digital Businesses.

The companies selected by J.P. Morgan were:

•	Gartner, Inc.

•	Definitive Healthcare Corporation.

•	ZoomInfo Technologies, Inc.

•	Informa PLC.

•	Ziff Davis, Inc.

•	The Hackett Group, Inc.

•	Forrester Research, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Informa Tech Digital Businesses. However, certain of these companies may have characteristics that are materially different from those of the Informa Tech Digital Businesses. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Informa Tech Digital Businesses.

Using publicly available information, J.P. Morgan calculated, for each selected company, the FV/2024 Adj. EBITDA, using the consensus equity research analyst estimates for the company’s Adj. EBITDA for the year ending December 31, 2024.

The FV/2024E Adj. EBITDA for the companies selected by J.P. Morgan were as follows:

FV / 2024E Adj. EBITDA Multiple
Gartner, Inc.	23.6x
Definitive Healthcare Corporation	13.4x
ZoomInfo Technologies, Inc.	13.4x
Informa PLC	11.5x
Ziff Davis, Inc.	6.0x
The Hackett Group, Inc.	9.7x
Forrester Research, Inc.	7.8x

Based on the results of this analysis, J.P. Morgan selected a reference range of 10.0 – 16.0x for FV/2024E Adj. EBITDA for the Informa Tech Digital Businesses. After applying such range to the projected Adj. EBITDA for the Informa Tech Digital Businesses for the twelve-month period ending December 31, 2024, as set forth in the Informa Tech Digital Businesses Forecasts, the analysis indicated the following ranges of implied equity value (rounded to the nearest $5 million) for the Informa Tech Digital Businesses:

	Implied Equity Value ($mm)
	Low	High
Informa Tech Digital Businesses FV/2024E Adj. EBITDA	$505	$805

Other

Under the heading “Miscellaneous” the last sentence under such subsection is hereby amended and restated as follows:

During the two-year period preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from TechTarget and Informa were approximately $4 million (for corporate finance services) and $300,000 (for asset management services), respectively.

Additional Information and Where to Find It

In connection with the proposed transaction, CombineCo filed with the SEC the Registration Statement containing the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on October 25, 2024, and was first mailed to TechTarget’s stockholders on or about October 25, 2024. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TECHTARGET INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus filed on October 25, 2024, as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at investor@techtarget.com.

Participants in the Solicitation

TechTarget, CombineCo and Informa, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus filed on October 25, 2024 and may be contained in other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by TechTarget, CombineCo or Informa, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of Informa tech digital businesses with the business of TechTarget; the ability of CombineCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of CombineCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; TechTarget’s, CombineCo’s and Informa’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of Informa Tech digital businesses’ products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of Informa Tech digital businesses’ results and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2023. These risks, as well as other risks associated with the proposed transaction, are more fully discussed the definitive Proxy Statement/Prospectus filed on October 25, 2024 and may be contained in other relevant materials that are filed or will be filed with the SEC (when they become available). While the list of factors presented here and in the definitive Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of TechTarget, CombineCo or Informa undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TechTarget, Inc.

Date: November 15, 2024	By:	/s/ Michael Cotoia
Michael Cotoia
Chief Executive Officer